SEC file number 1-15178

02017281

P.E. 2/1/02

RECEIVED FEB 25 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of **February 2002**

PROCESSED
MAR 04 2002
THOMSON
FINANCIAL

FLETCHER BUILDING LIMITED

(Translation of Registrant's Name Into English)

810 GREAT SOUTH ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _A_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _A_

(If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLETCHER BUILDING LIMITED

Date 14 February 2002

pp **M C FARRELL**
COMPANY SECRETARY

INTERIM RESULTS ANNOUNCEMENT

SUMMARY

Fletcher Building Limited achieved a substantial turnaround in performance in the six months to 31 December 2001 – its first complete half-year as a separately-listed company.

Net profit after tax and minority interests (and including unusual items) was $41 million, compared with a loss of the same amount in the six months to 31 December 2000 of $(41) million. EBIT for the latest period was $78 million pre unusuals, compared with $37 million in the comparable period of 2000.

The Chief Executive Officer, Mr Ralph Waters, said it was pleasing that the company had reached a reasonable level of earnings in a timeframe bettering earlier expectations. "It's particularly gratifying that most of the improvement over the year-earlier results was internally-generated, in the form of improved margins resulting from price movements, operational efficiency gains and reduced overheads.

"Improved performance was evident in almost all our operations, including those we have signalled as not forming part of our core business over the long term, for example the South American assets, and the Australian co-generation plants. This means our decision to focus in the short term on improving the performance of non-core businesses as well as seeking asset sales has already created shareholder value. We maintain our intent to sell non-core businesses for reasons of strategic fit, but will do so when value can be maximised."

Annualised Results

- Net profit after tax, minority interests and unusual items of $41 million
- Earnings before interest, tax and unusual items of $78 million
- Improved operating margins, lower overheads, assisted by stronger demand; partly offset by increased insurance and energy costs and higher depreciation
- Most significant improvement by Construction, Firth's Ready Mixed Concrete, South American operations and Upstream Steel
- Cash flow from operations of $56 million
- 21% reduction in funding costs, to $15 million. Interest cover improves from 5.1 times at 30 June 2001 to 8.2 times
- A rise in net debt from $274 million to $293 million, after consolidation of PlaceMakers joint venture branches and the replacement of $20 million of capital notes with debt.

Outlook

- *Given the expectation of reasonable demand in New Zealand, a satisfactory result should ensue in the second half.*

Dividend

- Interim dividend of 6 cents per share, with full tax credits.

Full details of the announcement are attached. For further information, please contact:

Ralph Waters	Bill Roest
Chief Executive Officer	Chief Financial Officer
Phone: +64 9 525 9169	Phone: +64 9 525 9165
Fax: +64 9 525 9032	Fax: +64 9 525 9032

FLETCHER BUILDING LIMITED
FINANCIAL RESULTS FOR THE HALF YEAR ENDED 31 DECEMBER 2001

Directors today announced the financial results for the six months to 31 December 2001. Net profit after tax and minority interests was $41 million, and $37 million before unusual items. Unusual items represent a $6 million pre-tax gain on the sale of assets. In the comparative period last year, the net profit after tax and minority interests was a loss of $41 million and a profit of $8 million before unusual items.

Revenue for the six months was $1.455 billion including consolidation of the jointly owned PlaceMakers stores. On the same basis for the comparative period last year, revenue was $1.313 billion. Most of the revenue increase was in Construction. Concrete was up around 7%, Distribution 6%, and Building Products was up about 3% after eliminating disposals.

Though this improved result was assisted by stronger demand, it benefited more from improved margins through price movements, operational efficiency gains and reduced overheads. However, the result also incorporated significant increases in insurance costs as the company reduced its previously high level of self-insurance while encountering a much tighter insurance market. Depreciation was also higher as a result of the revaluation of assets following separation from Fletcher Challenge.

Nearly all businesses improved earnings over the comparative period, but the most significant improvers were Construction, aided particularly by the Varnsdorf co-generation plants in Australia, Firth's Ready-Mixed Concrete, South American operations and Upstream Steel.

On an annualised basis, the result represents a 12.1% return on equity after capital notes interest. The return on funds employed was 16% which was comparable with the first three months trading to June 2001.

Results

	Operating Revenue		EBIT	
Period Ended NZ$million	**6 Months to Dec 2001**	6 Months to Dec 2000	**6 Months to Dec 2001**	6 Months to Dec 2000
Building Products	**405**	447	**36**	35
Distribution *	**322**	304	**9**	6
Concrete	**232**	216	**24**	8
Construction	**496**	346	**13**	(5)
Corporate			**(4)**	(2)
Less restatement *		(220)		(5)
Total Before Unusuals	**1455**	1093	**78**	37
Unusuals			**6**	(56)
Total EBIT After Unusuals			**84**	(19)
Funding Costs			**(15)**	(19)
Earnings			**69**	(38)
Tax			**(25)**	(3)

Earnings After Tax	**44**	(41)
Minority Interests	**(3)**	
Net Earnings	**41**	(41)

* Note: Comparatives have been restated to reflect consolidation of JV PlaceMakers stores

Operational Review

Building Products

Assets in both Cyclone and Fletcher Aluminium were sold during the period, reducing revenue. The Building Products Group incurred the major portion of the increase in Fletcher Building's insurance premiums and the first quarter was impacted by the significant hike in energy costs. So in the circumstances, the 3% improvement in the Group's EBIT over the corresponding period last year was a satisfactory outcome.

Winstone Wallboards, Plyco Doors and Scott Panel & Hardware all met or exceeded earnings expectations, but Aluminium and Wood Panels had disappointing results. Upstream steel profitability improved markedly; however, of the downstream steel activities, Pacific Coilcoaters was the only significant improver over the comparative period. EasySteel and Dimond each had revenue declines, with some lost market share as a trade-off to maintaining margins.

Concrete

The result for the Concrete Group was significantly ahead of last year. The improvement was underwritten by much better performances in South America and in the concrete and concrete product businesses in New Zealand. Cement was in line with expectations and aggregates was below plan but ahead of the prior comparative period.

While the South American operations continue to experience very difficult trading conditions, both Peru and Bolivia have been cashflow positive as the businesses benefited from the management changes last year and the subsequent major restructuring. Longer term options for these businesses are being progressed. In New Zealand, while rural activity has been a significant contributor to the result, most major urban markets, and roading in particular, were subdued. Prices have improved marginally in a number of key products.

Construction

The Construction Group performed strongly during the period. Both the New Zealand and the Australian commercial building businesses had significantly increased billings. Fletcher Residential also had a strong lift in sales.

The result for this period was buoyed by the coincidence of above plan earnings from most profit centres and an absence of the one-time claim settlement costs that were in the prior period. Two other matters contributed around $6 million to EBIT and these are not sustainable. The Victorian Hospitals Co-Generation assets (Varnsdorf) purchased in March last year to end a long running dispute have performed well, but as non-core assets they are expected to be sold. Also, the finalisation of contractual issues on a number of completed projects in the USA allowed construction profits to be recognised.

Distribution

The Distribution Group benefited from improving trading conditions. Solid sales gains have been achieved through improving retail sales and through a strong performance in wholly owned stores which were up 10%. However, the key to improved half year profit performance has been ongoing internal productivity gains, category enhancement and the continuing competitive strength of the PlaceMakers Joint Venture Partnerships. The Building Depot enjoyed good sales growth and successfully piloted a new Point of Sale system that will give benefits in the next period. The growing strength of the Hire A Hubby franchise was recognised through a number of awards from the Franchise Association of New Zealand.

Balance Sheet

Net bank debt at 31 December 2001 was $293 million after the addition of $14 million as a result of the consolidation of the PlaceMakers Joint Venture branches, and the replacement of $20 million capital notes with debt. This compares to net bank debt of $274 million at June 2001. Capital notes reduced from $250 million to $230 million.

Net working capital increased by $47 million as a result of consolidating the PlaceMakers Joint Venture branches, and a further $49 million primarily as a result of a reduction in creditors in Construction due to timing of contract payments. Stock remained at similar levels to June 2001.

Fletcher Building's ratio of debt to total capitalisation (bank debt plus equity and capital funds at book value) was 26.5% compared to 25.8% at 30 June 2001. Interest cover (EBITDA/Interest) was 8.2 times compared to 5.1 times for the year ended 30 June 2001.

Dividend

Directors declared an interim dividend of 6 cents per share payable on 10 April 2002. The dividend will carry full tax credits. After providing for $8 million interest net of tax on capital notes, the dividend represents a payout ratio of 63%.

Strategic

Non-core asset sales realised $30 million during the half year. The improved earnings from South American operations have reduced the urgency for asset sales there, but this remains a priority. Since taking over 100% ownership and operational responsibility for the co-generation plants in Australia, there has been consistent improvement in output and the plants were comfortably profitable during the period. This should assist the planned sale of these non-core assets during the second half. Steel manufacturing also improved, and was around $8 million trading cash positive for the half year. Whilst the company has no strategic requirement to be in steel making long term, there is no case for closure or a heavily discounted sale of these assets while generating these cash flows.

With the company returning to acceptable operational performance, the major strategic priorities are to ensure earnings reliability through the economic cycle, and to achieve value creating growth.

Outlook

Whilst export and South American markets will remain difficult, the expectation of a continuation of reasonable demand in New Zealand, where most of Fletcher Building's profits are generated, should ensure a satisfactory result in the second half.

DIVIDEND SUMMARY

DIVIDEND PROCEDURE

Fletcher Building has previously paid dividends to resident shareholders with Dividend Withholding Payment ("DWP) credits, and Conduit Tax Relief ("CTR") credits to non-resident shareholders. The Company will no longer be able to provide CTR credits, but for the dividend payable on 10 April 2002, full DWP credits will be attached to dividends paid to all shareholders. It is the Company's current expectation that DWP credits will also be paid on future dividends.

New Zealand companies receiving dividends from overseas are required to deduct DWP, and remit it to the Inland Revenue Department. This tax gives rise to a DWP credit that can be attached to dividends paid to shareholders. After setting-off an amount of non resident withholding tax payable on the dividend the excess DWP credit will be refunded.

The Company has undertaken to pay DWP credit refunds to non-resident shareholders, which it recovers on the shareholders' behalf from the Inland Revenue Department. This practice of paying the DWP credit refund at the same time as the dividend is the same as that applied by Fletcher Challenge Limited, on dividends paid to Building Division shareholders until late 1997. New Zealand resident shareholders holding shares on behalf of, or as agents for, non-residents will need to have advised the Share Registry of this fact (if you have not already done so), to ensure that the DWP credit refund is made.

	NZ cents per share
New Zealand resident shareholder (plus DWP credits)	**6.0000**
Non-resident shareholder	6.0000
DWP credit refund	2.9552
	8.9552
Less 15% non-resident withholding tax	1.3433
Net Dividend for non-resident shareholder	**7.6119**
American Depositary Receipt Holder (ADR)	**76.119**

As individual shareholders circumstances may differ, the above New Zealand tax and non-resident withholding tax calculations are a guide only.

KEY DIVIDEND DATES

Shares quoted cum dividend on New Zealand Stock Exchange until close of business: 22 March 2002. Dividend entitlement date: 22 March 2002. Payment date: 10 April 2002.

Shares quoted cum dividend on Australian Stock Exchange until close of business: 15 March 2002. Dividend entitlement date: 22 March 2002. Payment date: 10 April 2002.

ADRs quoted cum dividend on New York Stock Exchange until close of business: 20 March 2002. Dividend entitlement date: 22 March 2002. Payment date: 11 April 2002.

DIVIDEND REINVESTMENT PLAN

A dividend reinvestment plan will be operative for dividends paid by Fletcher Building, including this dividend. Documentation for participation in the plan for eligible shareholders is available from the share registrar.

HALF YEAR REVIEW

REPORT FOR THE SIX MONTH PERIOD
ENDED 31 DECEMBER 2001

FletcherBuilding

Half year review from the Chairman and the Chie

Directors today announced the financial results for the six months to 31 December 2001. Net profit after tax and minority interests was $41 million, and $37 million before unusual items. Unusual items represent a $6 million pre-tax gain on the sale of assets. In the comparative period last year, the net profit after tax and minority interests was a loss of $41 million and a profit of $8 million before unusual items.

Revenue for the six months was $1.455 billion including consolidation of the jointly owned PlaceMakers stores. On the same basis for the comparative period last year, revenue was $1.313 billion. Most of the revenue increase was in Construction. Concrete was up around 7%, Distribution 6%, and Building Products was up about 3% after eliminating disposals.

Though this improved result was assisted by stronger demand, it benefited more from improved margins through price movements, operational efficiency gains and reduced overheads. However, the result also incorporated significant increases in insurance costs as the company reduced its previously high level of self-insurance while encountering a much tighter insurance market. Depreciation was also higher as a result of the revaluation of assets following separation from Fletcher Challenge.

Nearly all businesses improved earnings over the prior comparative period, but the most significant improvers were Construction, aided particularly by the Varnsdorf co-generation plants in Australia, Firth's Ready-Mixed Concrete, South American operations and Upstream Steel.

Building Products

Assets in both Cyclone and Fletcher Aluminium were sold during the period, reducing revenue. The Building Products Group incurred the major portion of the increase in Fletcher Building's insurance premiums and the first quarter was impacted by the significant hike in energy costs. So in the circumstances, the 3% improvement in the Group's EBIT over the comparative period last year was a satisfactory outcome.

Winstone Wallboards, Plyco Doors and Scott Panel & Hardware all met or exceeded earnings expectations, but Aluminium and Wood Panels had disappointing results. Upstream steel profitability improved markedly; however, of the downstream steel activities, Pacific Coilcoaters was the only significant improver over the comparative period. EasySteel and Dimond each had revenue declines, with some lost market share as a trade-off to maintaining margins.

Concrete

The result for the Concrete Group was significantly ahead of last year. The improvement was underwritten by much better performances in South America and in the concrete and concrete product businesses in New Zealand. Cement was in line with expectations and aggregates was below plan but ahead of the prior comparative period.

While the South American operations continue to experience very difficult trading conditions, both Peru and Bolivia have been cashflow positive as the businesses benefited from the management changes last year and the subsequent major restructuring. Longer term options for these businesses are being progressed. In New Zealand, while rural activity has been a significant contributor to the result, most major urban markets, and roading in particular, remained subdued. Prices have improved marginally in a number of key products.

Construction

The Construction Group performed strongly during the period. Both the New Zealand and the Australian commercial building businesses had significantly increased billings. Fletcher Residential also had a strong lift in sales.

The result for this period was buoyed by the coincidence of above plan earnings from most profit centres and an absence of the one-time claim settlement costs that were in the prior period. Two other matters contributed around $6 million to EBIT and these are not sustainable. The Victorian Hospitals Co-Generation assets (Varnsdorf) purchased in March last year to end a long running dispute have performed well, but as non-core assets they are expected to be sold. Also, the finalisation of contractual issues on a number of completed projects in the USA allowed construction profits to be recognised.

Distribution

The Distribution Group has benefited from improving conditions. Solid sales gains have been achieved through improving retail sales and through a strong performance in wholly owned stores which were up 10%. However, the key to the improved half year profit performance has been ongoing internal productivity gains, category enhancement and the continuing competitive strength of the PlaceMakers Joint Venture Partnerships. The Building Depot enjoyed good sales growth and successfully piloted a new point of sale system that will give benefits in the next period. The growing strength of the Hire A Hubby franchise was recognised through a number of awards from the Franchise Association of New Zealand.

Balance Sheet

Net bank debt at 31 December 2001 was $293 million after the addition of $14 million as a result of the consolidation of the PlaceMakers Joint Venture branches, and the replacement of $20 million capital notes with debt. This compares to net bank debt of $274 million at June 2001. Capital notes reduced from $250 million to $230 million.

Net working capital increased by $47 million as a result of consolidating the PlaceMakers Joint Venture branches, and a further $49 million primarily as a result of a reduction in creditors in Construction, due to timing of contract payments. Stock remained at similar levels to June 2001.

Fletcher Building's ratio of bank debt to total capitalisation (bank debt plus equity and capital funds at book value) was 26.5% compared to 25.8% at 30 June 2001. Interest cover (EBITDA/Interest) was 8.2 times compared to 5.1 times for the year ended 30 June 2001.

Dividend

Directors declared an interim dividend of 6 cents per share payable on 10 April 2002. The dividend will carry full tax credits. After providing for $8 million interest net of tax on capital notes, the dividend represents a payout ratio of 63%.

Strategic

Non-core asset sales realised $30 million during the half year. The improved earnings from South American operations have reduced the urgency for asset sales there, but this remains a priority. Since taking over 100% ownership and operational responsibility for the co-generation plants in Australia, there has been consistent improvement in output and the plants were comfortably profitable during the period. This should assist the planned sale of these non-core assets during the second half. Steel manufacturing also improved, and was around $8 million trading cash positive for the half year. Whilst the company has no strategic requirement to be in steel making long term, there is no case for closure or a heavily discounted sale of these assets while generating these cash flows.

With the company returning to acceptable operational performance, the major strategic priorities are to ensure earnings reliability through the economic cycle, and to achieve value creating growth.

Outlook

Whilst export and South American markets will remain difficult, the expectation of a continuation of reasonable demand in New Zealand, where most of Fletcher Building's profits are generated, should ensure a satisfactory result in the second half.

Roderick Deane
Chairman of Directors

Ralph Waters
Managing Director

Statement of Financial Performance

for the period ended 31 December 2001 (unaudited)

	SIX MONTHS DEC 2001 NZ$M	PRO FORMA YEAR ENDED JUNE 2001 NZ$M	PRO FORMA SIX MONTHS DEC 2000 NZ$M
Operating revenue	**1,455**	2,273	1,093
Operating expenses	**(1,371)**	(2,360)	(1,112)
Operating earnings	**84**	(87)	(19)
Funding costs	**(15)**	(36)	(19)
Earnings before taxation	**69**	(123)	(38)
Taxation expense	**(25)**	(148)	(3)
Earnings after taxation	**44**	(271)	(41)
Minority interest	**(3)**	(1)	
Net earnings	**41**	(272)	(41)

Statement of Financial Position

as at 31 December 2001 (unaudited)

	DEC 2001 NZ$M	JUNE 2001 NZ$M	PRO FORMA DEC 2000 NZ$M
Assets			
Current assets:			
Cash and liquid deposits	**104**	132	95
Stocks	**337**	298	363
Debtors	**322**	302	329
Contracts	**23**	39	9
Total current assets	**786**	771	796
Term assets:			
Fixed assets	**736**	759	729
Investments	**69**	90	89
Provision for deferred taxation	**130**	136	314
Total assets	**1,721**	1,756	1,928
Liabilities			
Current liabilities:			
Short-term loans	**4**	2	2
Creditors	**505**	557	437
Provision for distributions on capital funds	**3**	4	25
Provision for current taxation	**2**	(1)	
Total current liabilities	**514**	562	464
Term debt	**393**	404	526
Total liabilities	**907**	966	990
Equity			
Equity	**556**	538	696
Capital funds	**230**	250	241
Equity and capital funds	**786**	788	937
Minority equity	**28**	2	1
Total equity and capital funds	**814**	790	938
Total liabilities and equity	**1,721**	1,756	1,928

Statement of Cash Flows

for the period ended 31 December 2001 (unaudited)

	SIX MONTHS DEC 2001 NZ$M	PRO FORMA YEAR ENDED JUNE 2001 NZ$M	PRO FORMA SIX MONTHS DEC 2000 NZ$M
Cash flow from operating activities			
Total received	**1,452**	2,285	1,122
Total applied	**(1,396)**	(2,034)	(1,085)
Net cash from operating activities	**56**	251	37
Sale of fixed assets and investments	**12**	31	3
Purchase of fixed assets	**(20)**	(84)	(57)
Purchase of investments		(3)	(1)
Purchase of subsidiaries		(50)	
Net debt in subsidiaries acquired		(9)	
Net cash from investing activities	**(8)**	(115)	(55)
Net debt drawdowns / (settlements)	**(23)**	(151)	(22)
Sale of taxation benefits to other Fletcher Challenge divisions		99	60
Issue of capital funds		185	50
Purchase of capital funds	**(20)**	(126)	
Dividends and distributions paid to stakeholders	**(33)**	(77)	(39)
Net cash from financing activities	**(76)**	(70)	49
Net movement in cash held	**(28)**	66	31
Add opening cash and liquid deposits	**132**	64	64
Effect of exchange rate changes on net cash		2	
Closing cash and liquid deposits	**104**	132	95

Statement of Movements in Equity

for the period ended 31 December 2001 (unaudited)

	SIX MONTHS DEC 2001 NZ$M	PRO FORMA YEAR ENDED JUNE 2001 NZ$M	PRO FORMA SIX MONTHS DEC 2000 NZ$M
Total equity and capital funds at the beginning of the period	**790**	969	969
Net earnings	**41**	(272)	(41)
Revaluation of fixed assets	**8**	73	
Movement in currency translation reserve	**(2)**	30	18
Total recognised revenues and expenses for the period	**47**	(169)	(23)
Movement in minority equity	**26**	1	
Movement in reported capital	**3**	3	3
Movement in capital funds	**(20)**	59	50
Dividends and distributions	**(32)**	(73)	(61)
Total equity and capital funds	**814**	790	938

Reconciliation of Net Earnings

to Net Cash from Operating Activities (unaudited)

	SIX MONTHS DEC 2001 NZ$M	PRO FORMA YEAR ENDED JUNE 2001 NZ$M	PRO FORMA SIX MONTHS DEC 2000 NZ$M
Cash was received from:			
Net earnings	**41**	(272)	(41)
Adjustment for items not involving cash:			
Depreciation, depletions, amortisation and provisions	**42**	224	82
Taxation	**23**	142	1
Minority interest in earnings of subsidiaries	**3**	1	
Non cash adjustments	**68**	367	83
Cash flow from operations	**109**	95	42
Less (gain) / loss on disposal of affiliates and fixed assets	**(4)**	1	
Cash flow from operations before net working capital movements	**105**	96	42
Net working capital movements	**(49)**	155	(5)
Net cash from operating activities	**56**	251	37

Dividend Summary

NZ CENTS PER SHARE	NZ RESIDENTS	NON RESIDENTS	ADR HOLDERS
Dividend declared	6.0000	6.0000	60.000
Tax credits	2.9552		
Tax credit refund		2.9552	29.552
Gross dividend	8.9552	8.9552	89.552
NZ tax	2.9552		
Non resident withholding tax (15%)		1.3433	13.433
Net dividend to shareholders	6.0000	7.6119	76.119
Record date	22 Mar 2002	22 Mar 2002	22 Mar 2002
Payment date	10 Apr 2002	10 Apr 2002	11 Apr 2002

As individual shareholders' circumstances may differ, these NZ tax and non resident withholding tax calculations are guides only.

Details on Fletcher Building and its operations for the year ended 30 June 2001 can be viewed at the Fletcher Building website, at www.fletcherbuilding.com

Investor information

Enquiries
Shareholders with enquiries about share transactions, changes of address or dividend payments should contact the share registry in the country in which their shares are registered.

Forward looking statements
Except to the extent that they relate to historical information, there are statements included in this document which are "forward-looking statements" as defined in the U.S. Private Securities Litigation Reform Act of 1995, and they are included herein in reliance upon the safe harbours created by that Act. As forward-looking statements are predictive in nature, they are subject to a number of risks and uncertainties relating to Fletcher Building, its operations, the markets in which it competes and other factors, some of which are beyond the control of Fletcher Building. As a result of the foregoing, actual results and conditions may differ materially from those expressed or implied by such statements.

In particular, Fletcher Building's operations and results are significantly influenced by the level of building activity in New Zealand. Fluctuations in industrial output, commercial and residential construction activity, public sector spending on infrastructure, relative exchange rates, and interest rates in New Zealand and its major trading partners, can have a substantial impact on Fletcher Building's results of operations and financial condition. Other risks include competitor product development and pricing.

Dividend
Fletcher Building has previously paid dividends to resident shareholders with Dividend Witholding Payment ("DWP") credits, and Conduit Tax Relief ("CTR") credits to non-resident shareholders. The Company will no longer be able to provide CTR credits, but for the dividend payable in April 2002, full DWP credits will be attached to dividends paid to all shareholders. It is the Company's current expectation that DWP credits will also be paid on future dividends.

New Zealand companies receiving dividends from overseas are required to deduct DWP, and remit it to the Inland Revenue Department. This tax gives rise to a DWP credit that can be attached to dividends paid to shareholders. After setting-off an amount of non resident withholding tax payable on the dividend the excess DWP credit will be refunded.

The Company has undertaken to pay DWP credit refunds to non-resident shareholders, which it recovers on the shareholders' behalf from the Inland Revenue Department. This practice of paying the DWP credit refund at the same time as the dividend is the same as that applied by Fletcher Challenge Limited, on dividends paid to Building Division shareholders until late 1997. New Zealand resident shareholders holding shares on behalf of, or as agents for, non-residents will need to have advised the Share Registry of this fact (if you have not already done so), to ensure that the DWP credit refund is made.

The return to most shareholders is expected to be the same notwithstanding this change in tax credits attached to the dividend.

Dividend reinvestment plan
Fletcher Building shareholders can participate in a Dividend Reinvestment Plan under which they have the opportunity to reinvest their dividends in additional shares except for holders of shares in jurisdictions where overseas laws do not allow the issue of shares to be made. To participate, shareholders must complete the Participation Notice forwarded to them with the 2001 annual report, or upon them becoming a shareholder. Additional copies of the terms of this Plan, and the Participation Notice can be obtained by contacting the share registry in the country in which the shares are listed.

Registries

In New Zealand
Computershare Investor Services Limited, Private Bag 92 119
Auckland 1020, New Zealand
Level 2, 159 Hurstmere Rd
Takapuna, North Shore City
Telephone: 64-9-488 8777
Facsimile: 64-9-488 8787

In Australia
Computershare Investor Services Pty Limited, GPO Box 7045
Sydney, NSW 1115, Australia
Level 3, 60 Carrington St
Sydney, NSW 2000
Telephone: 61-2-8234 5478
Facsimile: 61-2-8234 5190

In North America
Citibank N.A. Depositary Receipts
20th Floor, 111 Wall St
New York, NY 10043, USA
Telephone in USA or Canada:
1-877-CITI-ADR (or)
1-877-248 4237 (toll free)
Email: citibank@em.fcnbd.com

Other investor enquiries

In New Zealand
Fletcher Building Limited
Private Bag 92 114
Auckland, New Zealand
Telephone: 64-9-525 9000
Facsimile: 64-9-525 9032

Notes to the Financial Statements

1. Basis of presentation

The interim financial statements presented are those of Fletcher Building Limited (the "Company") and its subsidiaries (the "Group"). Fletcher Building Limited is a company domiciled in New Zealand, is registered under the Companies Act 1993, and is an issuer in terms of the Securities Act 1978 and the Financial Reporting Act 1993. The interim financial statements have been prepared in accordance with Financial Reporting Standard (FRS) 24, Interim Financial Statements.

These interim financial statements should be read in conjunction with the 2001 Annual Report of the Company.

On 23 March 2001, Fletcher Challenge Limited – Building Operations, a targeted share of Fletcher Challenge Limited, became a stand-alone publicly listed company called Fletcher Building Limited under a court approved arrangement. Fletcher Building Limited was incorporated on 19 December 2000 and acquired the net assets of Fletcher Challenge Limited – Building Operations on 23 March 2001. The Company and Group therefore began trading on 24 March 2001.

The results of the Fletcher Building Group are for the period 1 July 2001 to 31 December 2001. The pro forma results for the twelve months ended 30 June 2001 consist of the results of Fletcher Challenge Limited – Building Operations for the period 1 July 2000 to 23 March 2001 and the results of the Fletcher Building Group for the period 24 March 2001 to 30 June 2001.

Fletcher Challenge Limited – Building Operations financial statements for the period ended 31 December 2000 have been provided for comparative purposes. For the period ended 31 December 2000 and for the period up to 23 March 2001, Fletcher Challenge Limited – Building Operations was a division and targeted share of Fletcher Challenge Limited. As the financial statements of Fletcher Challenge Limited – Building Operations are derived from the financial statements of Fletcher Challenge Limited, they should at all times be read in conjunction with the financial statements of Fletcher Challenge Limited and in particular with the basis of attributing assets, liabilities, income and expenses to the then divisions of Fletcher Challenge Limited as set out in the statement of adopted policies.

2. Changes in accounting policies

There have been the following changes in accounting policy.

On 30 June 2001 the Group adopted a policy of revaluing land, buildings, and plant and machinery. Previously these had been held at depreciated historic cost. The effect of this change in accounting policy resulted in an increase in equity of $73 million, an increase in fixed assets of $91 million and a decrease in the provision for deferred taxation of $18 million. There was no change in the statement of financial performance or the statement of cash flows. This has been recognised in the 2001 Annual Report.

The revaluation of land, buildings, and plant and machinery was in accordance with FRS 3, Accounting for Property, Plant and Equipment. The Directors elected to comply with the requirements of FRS 3 prior to its mandatory implementation date.

FRS 37, Consolidating Investments in Subsidiaries, has been issued with a mandatory implementation date for accounting periods ending on or after 31 December 2002. The Directors elected to comply with the requirements of FRS 37 prior to its mandatory implementation date, therefore they reviewed the standard to ensure that the Group complies with its requirements.

As a result of this review the Group has changed how it accounts for the PlaceMakers joint ventures. Previously these were equity accounted, however for the six months ended 31 December 2001, they have been consolidated.

In the financial highlights we have restated the comparative balances for Distribution for operating revenue and EBIT to ensure comparability.

2. Changes in accounting policies continued

The effect of the change where there has been a material impact on the balances is as per the following table.

	SIX MONTHS DEC 2001 NZ$M
Operating revenue	243
Operating earnings	5
Earnings before taxation	4
Minority interest	3
Net earnings	0
Total current assets	112
Investments	(21)
Fixed assets	9
Total assets	100
Total current liabilities	64
Total liabilities	73
Equity and capital funds	0
Minority equity	27
Total equity and capital funds	27
Net cash from operating activities	5
Net cash from investing activities	0
Net cash from financing activities	(5)

There were no other changes in accounting policies during the period.

3. Contingencies and commitments

Provision has been made in the ordinary course of business for all known and probable future claims but not for such claims as cannot presently be reliably measured. There has been no material movement in capital expenditure, lease commitments or contingent liabilities to that disclosed in the 2001 Annual Report.

	SIX MONTHS DEC 2001 NZ$M	PRO FORMA YEAR ENDED JUNE 2001 NZ$M	PRO FORMA SIX MONTHS DEC 2000 NZ$M
4. Operating revenue from continuing operations includes:			
Sales			
Trading sales to external customers	**1,450**	2,249	1,083
Investment revenue			
Dividends	**5**	12	6
Income from joint ventures		12	4
	1,455	2,273	1,093
5. Operating earnings from continuing operations includes:			
Net gain on disposal of fixed assets	**(2)**		
Amortisation of goodwill and intangibles	**4**	9	5
Depreciation and depletions	**42**	81	38
Unusual items:			
Gain on sale of assets	**(6)**		
Restructuring and separation costs		43	12
Impairment		101	19
Other losses		37	25
Research and development	**1**	3	3
Bad debts written off	**4**	8	3
Donations		1	
Maintenance and repairs	**29**	59	31
Operating lease expenses	**22**	34	16
Auditors' fees and expenses payable for:			
Statutory audit		1	
Other services		5	1

Included in unusual items is a profit of $6.0 million in relation to the sale of assets.

Financial highlights (unaudited)

Results for half year performance

PERIOD ENDED NZ$ MILLION	SIX MONTHS DEC 2001	PRO FORMA YEAR ENDED JUNE 2001	PRO FORMA SIX MONTHS DEC 2000
Operating revenue	1,455	2,273	1,093
EBIT before unusual items	78	94	37
EBIT	84	(87)	(19)
Cash flow from operations	56	251	37
Net earnings before unusual items	37	34	8
Net earnings	41	(272)	(41)

Operating revenue

PERIOD ENDED NZ$ MILLION	SIX MONTHS DEC 2001	PRO FORMA YEAR ENDED JUNE 2001	PRO FORMA SIX MONTHS DEC 2000
Building Products	405	840	447
Concrete	232	454	216
Construction	496	808	346
Distribution	322	622	304
Less restatement [1]		(451)	(220)
Total	1,455	2,273	1,093

EBIT before unusual items

PERIOD ENDED NZ$ MILLION	SIX MONTHS DEC 2001	PRO FORMA YEAR ENDED JUNE 2001	PRO FORMA SIX MONTHS DEC 2000
Building Products	36	58	35
Concrete	24	31	8
Construction	13	5	(5)
Distribution	9	20	6
Corporate	(4)	(6)	(2)
Less restatement [1]		(14)	(5)
Total	78	94	37

Breakdown of financial performance

PERIOD ENDED	SIX MONTHS DEC 2001	PRO FORMA YEAR ENDED JUNE 2001	PRO FORMA SIX MONTHS DEC 2000
Return on funds employed (%) [2]	16	10	8
Return on equity (%) [2]	12	(44)	(13)
Earnings per share (cents)	9.6	(83.7)	(14.0)
Dividends per share (cents)	6	12	6
Gearing (%)	26.5	25.8	31.6
Interest cover (times)	8.2	5.1	4.2

[1] Restatement of PlaceMakers JV consolidation

[2] Annualised